

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

  Re: FatPipe, Inc.
    Draft Registration Statement on Form S-1
    Submitted October 10, 2023
    CIK No. 0001993400

Dear Bhaskar Ragula:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted October 10, 2023

Industry and Market Data, page ii

1. Please disclose whether any of the data sources and reports provided were commissioned by the company.

Prospectus Summary
Our Solution, page 1

2. You indicate that each of your core offerings can be individually licensed to create a tailored customer experience. Please clarify if all of your technologies are available for commercial sale and provide an update on the status of any pipeline product development. Also disclose what percentage of revenue each product (SD-WAN, SAS, and NMS) has contributed to total revenue for the reporting period.

Risks Related to Ownership of Our Common Stock

As a public company, we will be subject to compliance initiatives that will require substantial time from our management..., page 24

3.   We note that during the course of the audit for the March 31, 2022 financial statements, your auditors identified errors that impacted the company's financial statements for the year ended March 31, 2021. Please tell us whether such errors also impacted the fiscal 2022 financial statements. Also, tell us whether the company remediated any control issues during the last two fiscal years. If so, revise to include a discussion here of such efforts to add context to your statement that internal controls over financial reporting were effective as of March 31, 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 31

4.   You state here that cost of revenue includes "all" costs associated with network server components, however, you also state that cost of revenue primarily includes the cost of network server hardware. Please revise to clarify the type of costs that are associated with your network servers. Also, tell us whether cost of revenue includes any costs associated with providing services to your customers and if not, why.

Results of Operations, page 32

5.   Please enhance your "Results of Operations" disclosures to describe the underlying reasons for material changes in quantitative and qualitative terms. For example, "Income/(loss) from operations" for the reporting period increased significantly. Please provide the reasons underlying the material line-item changes. Refer to Item 303(b) of Regulation S-K.

6.   Please describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable impact on net sales, revenues, or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Comparison of Fiscal Years Ended March 31, 2022 and 2023, page 33

7.   Please clarify if the increase in revenue for the period is attributable to increased volume or positive pricing. Refer to Item 303(b)(2) of Regulation S-K.

Non-GAAP Measures, page 35

8.   Please address the following as it relates to your non-GAAP measure of EBITDA:
   • Revise to reconcile such measure to GAAP net income as presented in the statements of operations.
   • Ensure your measure of EBITDA only includes adjustments for interest expense, income taxes and depreciation & amortization. To the extent you wish to include adjust for other items, such as non-operating gains and losses, revise the

            title of such measure to distinguish it from EBITDA, ("Adjusted EBITDA)."
- Explain further your adjustment for "one-time income: Debt forgiveness" and what appears to be an offsetting adjustment for "other income," which based on your disclosure on page F-19 includes gain on debt forgiveness, or revise as necessary. In your response, provide us with a breakdown of the items included in "other income" for each period presented and include a discussion of such amounts in your results of operations.

Refer to Item 10(e) of Regulation S-K and Questions 103.01 and 103.02 of the non-GAAP C&DIs.

Implications of being an Emerging Growth Company, page 37

9.   You state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise to state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Business
Overview, page 38

10.   Please provide more information on your planned expansion throughout North America and Southeast Asia. Provide timelines for any new product development or enhancement of existing products in these new markets, if planned. Refer to Item 101(h)(4)(iii) of Regulation S-K for guidance.

Software Development (research and development), page 43

11.   We note that you utilize artificial intelligence to enhance problem solving capabilities of your support database and train your engineers. Please explain how you define artificial intelligence in the context of your business and include appropriate risk factor disclosure addressing the risks associated with your use of artificial intelligence.

Dividend Policy, page 44

12.   Please file the Celtic Promissory Note as an exhibit or explain why it does not need to be filed. Refer to Item 601 of Regulation S-K.

Management, page 45

13.   Please revise the management biographies of your executive officers and chairman to include specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.

<u>Executive Compensation</u>
<u>Summary Compensation Table, page 48</u>

14.   Please revise your Summary Compensation Table to include the Principal Financial
        Officer and any other covered persons pursuant to Item 402 of Regulation S-K.

<u>Note 1: Summary of Business and Significant Accounting Policies</u>
<u>(B) Significant Accounting Policies</u>
<u>Revenue Recognition, page F-9</u>

15.   Significantly enhance your disclosures to address the following as it relates to your
        revenue recognition policy:
        •   Include a description of the terms for a typical contract. Describe the performance
            obligation(s) included in each of your arrangements, when such obligations are
            satisfied and the timing of revenue recognition for each. Refer to ASC 606-10-50-12.
        •   Describe the methods and assumptions used to determine the standalone selling price
            for each of the performance obligations included in your arrangements. Refer to ASC
            606-10-50-20(c).
        •   Disclose the typical payment terms for your arrangements and describe any
            cancellation and/or refund provisions.
        •   Describe the terms of any significant financing component. In this regard, we note
            your reference to imputed interest charges.
        •   Explain what is meant by revenue is recognized "upon dispatch or identification to
            the customer," and clarify whether your customer takes possession of the software or
            whether your subscription arrangements provide only access to the software. Refer to
            ASC 606-10-55-54(a).
        •   For performance obligations that are recognized over time, describe the method used
            to recognize revenue. Refer to ASC 606-10-50-18.
        •   Disclose the amount of remaining performance obligations as of the end of the
            reporting period and an explanation of when you expect to recognize such amounts in
            revenue, on a quantitative basis or by using qualitative information. Refer to ASC
            606-10-50-13.
        •   Provide the disclosures required by ASC 606-10-50-8 through 10 with regard to your
            contract assets and contract liabilities.

16.   Please revise to disaggregate revenue into categories that depict how the nature, amount,
        timing, and uncertainty of revenue is affected by economic factors. For example, tell us
        your consideration to include a breakdown of revenue between products and services,
        point-in-time vs over-time revenue recognition, geographic region, etc. Refer to ASC 606-
        10-50-5 and ASC 606-10-55-89 through 91.

Concentrations, page F-18

17.   You state that you service customers in geographies around the world, primarily in the U.S. and India. Please revise to disclose the amount of revenue attributed to your country of domicile and all foreign countries in total. If revenues attributed to an individual foreign country are material, such revenues shall be separately disclosed. Refer to ASC 280-10-50-41(a).

18.   We note that one channel partner accounted for approximately 43% of your total revenue in fiscal 2023. Please tell us the amount of revenue recognized through this channel partner in fiscal 2022. Also, tell us your consideration to disclose information regarding the amount of revenue related to significant channel partners pursuant to ASC 280-10-50-42 and 275-10-50-16 through 50-18.

Recent Sale of Unregistered Securities, page II-1

19.   Please revise to disclose all securities sold within the past three years which were not registered under the Securities Act. In this regard, we note your disclosure in the "Other Relationships" section that a private placement took place in 2022. Please revise your disclosure to include this transaction as well as the sale of any other unregistered securities that took place in the last three years. Refer to Item 701 of Regulation S-K.

Signatures, page II-4

20.   Please update your "Signatures" to include your Principal Financial Officer and a majority of the members of your board of directors.

Exhibits

21.   Please refile your exhibits and financial statements in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

General

22.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bhaskar Ragula